Undertaking Letter

Date: Sep 10, 2026

To: Dear Air Product Technology Inc

I, Li Peiwen the director and Chairman of Dear Air Product Technology Inc, hereby make the following undertakings:

1. Provision of Office Space

I undertake to provide the principal office located at 10368 LOZANO LN CUPERTINO CA 95014-6607, USA, to Dear Air Product Technology Inc (the “Company”) free of charge for a period of 18 months from the effective date of this Undertaking Letter. During such 18-month period, the Company shall have the right to use the office space for its normal business operations; provided that any applicable laws and regulations require otherwise.

2. Loan to the Company

In order to complete the Regulation A offering of the Company and proceed its operations in the next 12 months, the Company still needs approximately USD 60,000.00 to support its development. Therefore, Ms. Li Peiwen hereby commit to provide a loan to the Company in an amount not exceeding USD 100,000.00 to (i) complete this offering, and (ii) proceed with its operations within the next 12 months, if offering proceeds are less than registration costs and to support its development and operation within the next 12 months.

I am fully aware of the significance of the aforesaid undertakings to the smooth operation and sustainable development of the Company. I hereby affirm our full and sincere intention as well as my binding obligation, to fully and faithfully fulfill such undertakings.

Signed by:

By: /s/ Li Peiwen

Name: Li Peiwen

Title: Director, CEO, and

Chief Financial Officer